FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

PLANE DEAL

The *Plane Talk* weekly merger update

SEPTEMBER 2, 2005

Countdown to Day 1


September
Su M T W Th F S
1 2 3
4 5 6 7 8 9 10
11 12 13 14 15 16 17
18 19 20 21 22 23 24
25 26 27 28 29 30

The arrival of September represents an important milestone: the final month leading up to the merger's close-date. Although the exact date is up in the air, the much-anticipated "Day 1" is slated for late in the month – October 1 at the latest. That means about 30 days remain to prepare to combine our airlines.

This issue of *Plane Deal* lays the groundwork for Day 1. From technology to facilities to marketing to customer service considerations, Day 1 presents tremendous challenges, which will be addressed as Day 1 draws near, both through publications like *Plane Deal* and through department specific communications.

As always, employee questions or concerns can be sent to merger@americawest.com.

Day 1 (noun)
Also "Day one": The first day of America West and US Airways' combined operation. Following widespread approvals, a final go-ahead from the bankruptcy court, and a 10-day grace period, Day 1 will likely fall in the Sept. 27 timeframe.

Q: When will we have a definite date for "Day 1"?
A: The bankruptcy court plans to hold its hearing on Sept. 15. Its length will determine our "Day 1." Following the hearing – which could last one day, but may go longer – is a 10-day period in which objections can be filed. The 11th day will be "Day 1." So, to answer the question, Day 1 will be 11 days after the completion of the hearing. We'll know more once the hearing is complete.

Hurricane Relief Efforts Continue

America West continues to increase its aid to hurricane victims in the Gulf, and is currently part of a collective industry effort to provide aircraft and crew to transport evacuees from the devastated New Orleans area to safety at a San Antonio Air Force Base. America West is standing by and ready to deploy a 150-seat Airbus 320 to the area for shuttle-style service, depending on what federal and local officials can accommodate. Volunteer crewmembers have been selected to fly the shuttle routes. Ground service will be provided by contractors designated by the Federal Emergency Management Agency (FEMA). Also, security screening is being handled by TSA and military police. Air marshals will be aboard each flight.

continued on page 6...

TABLE OF CONTENTS

Pardon Our Dust . . . . Page 2
PHL Town Hall. . . . . Page 3
CLT Town Hall. . . . . Page 4
Recent FAQs. . . . . Page 5
Notable Quotes. . . . . Page 6

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

September 2, 2005 An America West Employee Publication Plane Deal Issue Sixteen

P L A N E D E A L “One face to the customer” is the goal for Day 1, which is estimated to be in late September. Since the merger’s announcement on May 19, America West and US Airways have aimed for a “seamless” Day 1 — the first day that the two airlines will operate as one — meaning the customers will see one company, US Airways. However, as employees know, there’s no magic Day 1 light switch that flips on to present a changed workplace. Rather, Day 1 preparations have been in the works for months, will continue up to and long after Day 1, and will come with challenges, both for employees and passengers. Specifically, in 38 cities where both America West and US Airways currently operate, passengers may face confusion. Do they check in at the America West ticket counter? Can they go to US Airways curbside? Can they ask an America West employee for help with a US Airways flight? Will a US Airways confirmation number work on an AWA kiosk? The station operations, marketing, and media teams are doing everything they can prior to and on Day 1 to answer these questions for passengers. Still, bumps in the road are inevitable. After all, constructing a new, low cost, low fare carrier is bound to generate some dust. That said, “One face to the customer” remains the goal, even if — behind the scenes — not every system is fully integrated. In the meantime, to minimize those “unknowns,” station operations, reservations, inflight, marketing, corporate communications, and all customer contact groups are hard at work preparing for Day 1. To illustrate, have a look (a close look) at just a few considerations — this isn’t an all-inclusive list, but it gives just a quick glimpse at some “things to do” for Day 1. Also, check back here weekly for Day 1 progress, as we countdown to the long-awaited day.
PLANE DEAL 2 Pardon our Dust: Building a Winning Airline This photo, snapped at the PHX livery unveiling, boasted the most views on the Web site www.Airliners.net on August 24, with more than 21,000 visits. Thanks to photographer Cameron Bowerman for the photo. WOW! Co-brand web sites. Send membership cards to club members. Communicate with travel agents and corporate partners. Smile. Send e-mail to club members. Align pricing strategy. Determine Online Travel Agency plan. Give passengers ability to book across carriers on web site. Take a deep breath. Point HP & US reservations numbers to one site. Establish voice scripts. Create ability to redeem frequent flyer miles across companies. Determine and create appropriate links between companies’ web sites for frequent flyers. Provide passengers with the ability to redeem frequent flyer miles on both web sites. Start selling US Airways gift cards. Keep a sense of humor. Change public building signage. Give travel agencies ability to view schedules and book on wither carrier. Give reservations access to build, check, and change itineraries for both. Let frequent flyers accrue miles on either carrier. Practice saying “US Airways.” Ensure airport and CTOs can sell and serve all tickets. Give customers ability to redeem vouchers systemwide. Let corporate travel call either company for assistance. Allow CTO to service both airlines’ flights. Create full interline ticketing capability. Give passengers ability to obtain paper tickets for either carrier at any location. Align booking codes. Focus on one customer at a time. Give frequent flyers access regardless of which company’s number they call. Provide web check-in functionality at both web sites with links to each other. Give passengers ability to check flight status on web sites for either carrier. Change roadway signage at all Day 1 airports. Put up directional signage in airports. Hang banners at all counters displaying co-branded message. Welcome passengers to US Airways. Co-brand curbside check-in. Combine operations at all Day 1 cities. Place HP image on US kiosks and vice versa. Allow passengers to check in at either counter in overlapping cities. Focus on things you can control. Complete training for customer service. Allow passengers to check in at either curbside location in overlapping cities. Give passengers access to wither kiosk in overlapping cities. Look customers in the eye. Implement common excess baggage fee structure. Eliminate item sales at ATOs. Reopen LAX club. Implement $50 paper ticket charge. Publish common check-in cut-off times. Provide cross-carrier Elite upgrades. Provide cross-carrier Elite recognition. Print tickets for both airlines at all ticket counters in overlapping cities. Print bag tags for both carriers at any ticket counter in overlapping cities. Re-brand clubs. Help your coworkers. Ensure passengers have fully reciprocal HP/US club benefits. Align club policies and pricing. Adopt groups vs. zone boarding verbiage. Solve one “problem” at a time. Discontinue connecting UMs. Align boarding priority on both carriers. Discontinue checked pet service. Adopt common cabin pet policy. Implement common day-of-departure stand-by policy. Implement same day of departure paid upgrade policy. Allow priority boarding to Elites. Keep a positive attitude. Have gate announcement with information about merger. Adopt common checked sporting equipment policy. Provide passengers a beverage service under a 45-minute ground delay with captain approval. Eliminate carriage of dangerous goods. Discontinue oxygen service and allow only POCs. Adopt common blanket and pillow provisioning standards. Remember five reasons why you love this industry. Implement common oversale compensation policy. Adopt common decision rules for irregular ops amenities. Implement involuntary HP/US preferred carrier reroute policy. Imp lement voluntary HP/US preferred carrier reroute policy. Give passengers the ability to receive assistance to all PAC counters, regardless of carrier they were flying with. Ask questions. Ensure customers get resolution with a single reservations call. Provide passengers the ability to be reaccomodated across carriers. Install signage to direct passengers to baggage service office. Adopt common delayed bag interim policy. Adopt common policies for station resolution of delayed bags. Adopt common policies for station resolution of pilfered bags. Thank your passengers. Adopt common policies for station resolution of damaged bags. Adopt common policies for station resolution of lost and found items. Adopt common reporting requirements for bag liability. Co-locate BSO facilities at Day 1 stations. Appreciate your coworkers. Have ability to serve both customers at reservations center regarding baggage questions. Give customers the ability to get complaint resolution at a single location and number. Have the same compensatory policies for both carriers’ passengers regarding complaints. Realize the dust will clear. Create a liaison desk to take care of escalated customers with complaints. Provide customer resolution agents access to both sets of back office systems. Provide customer resolutions department advanced notification of policy & procedure changes from other groups. Communicate with each other. Run informational inflight video. Merge employee web sites. Start one daily communication to both sets of employees. Get Plane Deal to employees of both airlines!

PHILADELPHIA Approximately 30 US Airways employees were on-site representing varied seniority (ranging from 1 1/2 weeks to 37 years) and various positions. Doug: Given we have a merger ahead of us, and most of you have gone through past mergers with US Airways, I’m interested in hearing from you about what has worked well in the past or what has not gone so well. Also what is the feeling among employees about the past mergers? Employees: The merger went too fast. No one knew what was going on. We don’t think about the mergers so much anymore. Before the bankruptcy, we focused on “the old days” a lot, i.e. “at Piedmont, we did it this way” or “at PSA, it was like this” and so on. But after 9/11 and two bankruptcies, we feel more like one team and we’re all in this together. We have to make sure we are ready to go; we don’t want operational issues; our customers are angry enough and we have to take care of our customers. Doug: How is morale at US Airways today? Employees: Morale is bad, but we are hopeful. We are looking for the light at the end of the tunnel. Airline employees are unique. We adapt well and we just want to do our jobs. Doug: What keeps you here at US Airways? Employees: We work with people who find a way to get it done and we’re proud of each other for hanging in. We work well together with each other and we just find a way to keep going. During the Christmas bag fiasco, we pulled together and that’s really the fiber of US Airways. We need to define who we are. Are we an international carrier? A low fare carrier? The carrier of choice? It would be nice to have a strong, positive identity for once. We don’t care whose name is on the side of the plane; we just want to be proud of the plane. We need leadership! We are desperately looking for management that listens and cares. The merger encourages us, but we’re waiting to see what actually happens.
P L A N E D E A L PLANE DEAL 3 On August 10 and 11, America West executives, including CEO Doug Parker, held court with close to 30 employees from US Airways in both Philadelphia and Charlotte. This was an opportunity for US Airways employees to talk to Doug candidly about their ideas and concerns regarding the proposed merger between America West and US Airways. Both groups asked how America West employees feel about the merger and were very interested to hear about our culture and airline. Heads nodded as Doug explained that AWA employees, while cautiously optimistic, have similar concerns and have voiced their opinions and questions openly. In both sessions Doug turned the tables on the employees, asking questions of them, rather than the usual open forum format. Following is a brief recap of the roundtable discussions. Turning the Tables continued on page 4... Above: PHL Customer Service Supervisor Sandy Leaman with Doug. Photos at right, top to bottom: PHL HR Manager Vic Almo and Director of Operations Brian Rohlf, Doug with PHL-based Flight Attendant Don Lewis, Doug and PHL Fleet Services Leads Mark Vendemia, Al Gerard and Tim Thomas and PHL Managing Director Suha Arkan, Doug and Director, Customer Svc Jim Fahnestock

CHARLOTTE Doug and team were joined by approximately 25 US Airways employees with an average seniority of approximately 20 years and from various work. Doug: I’ll start with the same question I posed to the PHL group...how is morale at US Airways? Employees: We’re in mourning. We’ve put so many band-aids on the wound and been beaten up so many times; we are exhausted. We feel taken advantage of and there is never an end to what we are being asked to give back (concessions). You are getting the best airline employees in the business though, we do believe that strongly. We are on edge. In fact, I’ll go back to see my fellow employees and the only question they’ll have for me is ‘Did they say anything about our contracts?’ Doug, you have a huge window of opportunity to do something positive and make a change. Even though morale is down, once the merger was announced, morale on the ramp is up. I’m not saying it’s a 4th of July parade or anything; more like we’ve gone from a flat line to a faint heartbeat. Instead of being divisive ourselves, we need to fight against Delta, United and the rest, not each other. We need leadership in order to make that attitude rampant throughout US Airways. Doug: What makes the US employees stay; what makes you rally? Employees: Pride; we are resilient. We want to be part of a winning team. We are well trained. Early on, our company put a lot of emphasis on customer service, so even though we’re not in the best situation anymore, we still go out and do the best we can because of our training. And because we do still care about our customers. We are proud of our work, proud of each other. Doug: What are the feelings about wearing the US Airways logo outside of work? Employees:
We didn’t have any brand to be proud of until we got the US Airways livery change and the flag. We were proud when we got the flag and a lot of employees ran out and bought company gear and wore it proudly. We are encouraged by even having this meeting. No major dog and pony show in a 500-seat auditorium at a hotel and no slick presentation. We are just talking with you. We are encouraged that the America West people who have come out have said, ‘Let’s look at how you do it and how we do it and let’s pick the best way...or maybe it’s even an entirely different way!’ We like that approach and appreciate it. · · · P L A N E D E A L PLANE DEAL 4 Doug Parker with some US Airways Fleet Service employees in CLT Above: Doug visits the CLT Tower At right, Doug with roundtable participants, visiting with US Airways Pilots and with CLT Mayor Pat McCrory Turning the Tables ...continued from page 3

Q: In a recent posting of FAQs, it was stated that America West ramp agents couldn’t work on US Airways airplanes (and vice versa) until after the operating certificates are merged. Why can’t US employees take over the ramp jobs before the certificates are integrated? A: The collective bargaining agreement in place for Fleet Service work at America West provides that only America West employees are to work on America West aircraft (unless we outsource that work at a location). The agreement in place for Fleet Service agents at US Airways has a similar provision. Hence, until the two Fleet groups are integrated under one contract, or the two unions and the company agree prior to that time, America West Fleet agents will do the ramp work on America West aircraft, and US Airways Fleet agents will do the ramp work on US Airways aircraft (again, except where the work is outsourced). Where either airline outsources fleet work, the other may perform the fleet work according to the contract. Q: If work groups at AWA and US Airways are represented by the same union, will the new US Airways honor the higher paying scale or renegotiate new wages? A: Even if a group is represented by the same union at both airlines, until operational integration for the workgroup is completed, the current collective bargaining agreement for each workgroup will continue in force. In other words, after the merger closing in late September, America West’s pilots, flight attendants and dispatchers (groups with the same union representation at US Airways) will continue under the contracts in place at AWA; and these same groups at US Airways will continue under the contracts in place at US Airways. These groups can’t be integrated until the operation is integrated, a process that could be more than a year away. In the meantime, as stated, employees in these groups will remain on their current contract’s wage scale. During this time, the company will undertake full analysis of contracts, policies and work rules that will be applicable to the fully integrated workgroup. Q: Now that the new livery and colors have been rolled out, when will we be able to purchase clothing items from the company store? A: The Company Store will have items featuring the look of the new US Airways within two weeks after the close date. If items are made available sooner we will let employees know. Q: A lot of US Airways maintenance shops have been outsourced. Any plans to bring some component work back inhouse or bringing some components to be worked in Phoenix? A: A number of options are being considered for the maintenance group, but no firm decisions have been made since, initially, we’ll have to continue maintaining our airplanes separately, since we will operate on two operating certificates for some period of time (18 months to two years). But, part of merging the operating certificates will involve making these types of decisions. We haven’t ruled out bringing some outsourced work back in house, but for now, it’s just too early to tell. Q: Being a 21-year AWA employee, I would like to be able to keep my AWA badge as a memento along with my certificates and other items I currently have. Will this be possible? A: On the certificates, mementos, etc. you’re absolutely welcome to keep the collection. However, on the badges, the FAA requires that any airline-issued identification badge (that is no longer valid) be returned to the issuing airline, so although we don’t yet have a badging plan in place, in order to get a new US Airways badge, you’ll probably have to turn in your current badge. Again, the timeline for changing badges hasn’t been established yet, but when a process is put in place we’ll communicate it to all employees. P L A N E D E A L FAQ s F r o m Y O U The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions: Save the Date! Celebrate 22 years of AWA history September 20, 2005 More Details to Come PLANE DEAL 5

PLANE DEAL 6 FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; an d other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/ edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statem ent and other materials filed with the SEC in connection with the proposed transaction. Following is legal language, which we’re required to print on each internal and external publication related to the merger. P L A N E D E A L SEPTEMBER 2, 2005 ISSUE SIXTEEN Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. Ed i t o r : Peggy Sailer Contact: (480) 693-3770 me r g e r@ame r i c a w e s t . c om P L A N E D E A L “The airline industry is in a state of duress and anything could happen. You gotta admit, it’s a pretty crazy industry.” - Bruce Lakefield, CEO, US Airways Notable Quotes Hurricane Relief Efforts ...continued from page 1 America West continues to work closely with the America Red Cross concerning the transport of supplies of the ferry flight to New Orleans. An estimated 50,000 evacuees remain stranded in the New Orleans area with virtually no supplies, so the Air Transport Association (ATA), in collaboration with the Department of Homeland Security, has organized this collective industry effort and will provide the schedule to participating airlines. Since Monday’s devastating hurricane hit the Gulf Coast, America West has offered a number of relief efforts, including: A $10,000 donation to the American Red Cross on behalf of AWA employees, An outreach to frequent flyers to donate miles through “Miles of Hope” (a program that provides free travel for disaster relief volunteers), A 500-mile bonus given to each existing and new FlightFund member who donates $50 or more to the Red Cross relief efforts for Hurricane Katrina, and, Dispatching numerous employee volunteers through the Do Crew to support disaster relief telethons. Any new initiatives will be communicated company-wide. In the meantime — and as President Bush recommended - those interested in lending additional support can do so in the form of a financial donation through the American Red Cross at www.redcross.org or 800-HELP NOW (435-7669). US Airways has set up an Employee Relief Fund that will go directly to our employees affected by the hurricane, for immediate needs. “We are deeply saddened by the destruction brought on by this powerful hurricane. Our employees have expressed a strong desire to assist our colleagues who are personally affected and also to participate in overall relief efforts. We are moving to provide assistance as quickly as possible,” said CEO Bruce Lakefield. Checks should be made payable to: US Airways Employee Relief Fund And may be sent to: Piedmont Aviation Credit Union 3810 N. Liberty Street Winston-Salem, NC 27105 Donations may also be made at any PACU branch and members can call 800-433-7228 and choose Option 1 to request a transfer from a personal account to the Fund. Thanks to the countless employees who have donated time and money to help the hurricane victims. Your efforts have made AWA’s initiatives possible, and they have not gone unnoticed! US Airways Relief Efforts

FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US

Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.